UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (Distribution and Marketing Company of the North)
(Name of Issuer)
American Depositary Shares (“ADSs”), each representing 20 Class B Shares (“Class B Shares”)
(Title of Class of Securities)
N/A
(CUSIP Number)
Romina Benvenuti Ortiz de Ocampo 3302 Building #4 C1425DSR Buenos Aires Argentina Tel: +54 11 4809 9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2012
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1			NAMES OF REPORTING PERSONS Pampa Inversiones S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,957,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,957,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,957,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%
14	TYPE OF REPORTING PERSON HC - CO

1			NAMES OF REPORTING PERSONS Pampa Energía S.A. (Pampa Energy Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		
6			CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,957,800
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,957,800
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,957,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.7%
14	TYPE OF REPORTING PERSON HC - CO

This Amendment No. 5 amends and supplements the Schedule 13D filed by Pampa Inversiones S.A. (“PISA”) and Pampa Energía S.A. (“Pampa Energía” and, together with PISA, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on November 22, 2010 (dated as of September 28, 2010), as amended by the Schedule 13D Amendment No. 1 filed with the SEC on November 5, 2010, Amendment No.2 filed with the SEC on December 10, 2010, Amendment No. 3 filed with the SEC on October 23, 2013 and Amendment No. 4 filed with the SEC on October 23, 2013 (the “Schedule 13D”), related to the American Depository Shares (“ADSs”), each representing 20 Class B Shares (“Class B Shares”) of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor), an Argentina sociedad anónima (the “Company”).

Items 4 and 5 are hereby amended and restated, as follows:

Item 4.  Purpose of Transaction.

Pampa Energía has caused its subsidiary PISA to sell and purchase Class B Shares of the Issuer to take advantage of favorable market conditions.

Item 5.  Interest in Securities of the Issuer.

(a) and (b).                      The Reporting Persons have, as of December 11, 2013, the following interests in the Class B Shares:

	Class B Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
PISA	20,957,800	4.7%	-0-	20,957,800	-0-	20,957,800
Pampa Energía	20,957,800	4.7%	20,957,800	-0-	20,957,800	-0-

To the knowledge of the Reporting Persons, none of the executive officers or directors of each of PISA and Pampa Energía owns any Class B Shares or ADSs with the exception of Diego Salaverri, a director of Pampa Energía, who owns 18,486 Class B Shares, or 0.004%. of such shares, and has the sole power to vote and dispose of these 18,486 Class B Shares.

(c)                                     During the past sixty days, PISA has effected the following transactions in the ADSs through brokers on the New York Stock Exchange:

Date of Transaction	ADSs Sold	Equivalent Number of Class B Shares	Price per ADS (U.S. dollars)	Brokers
October 11, 2013	43,500	870,000	U.S. $ 5.5975	RJUSA
October 14, 2013	61,500	1,230,000	U.S. $ 6.4125	RJUSA
October 15, 2013	50,500	1,010,000	U.S. $ 6.6067	RJUSA
October 16, 2013	11,600	232,000	U.S. $ 6.1086	RJUSA
October 18, 2013	39,281	785,620	U.S. $ 6.4264	RJUSA
October 21, 2013	156,000	3,120,000	U.S. $ 6.7389	RJUSA
October 22, 2013	1,128	22,560	U.S. $ 6.94	RJUSA
December 2, 2013	3,001	60,020	U.S. $ 8.205	JPM Securities
December 4, 2013	10,027	200,540	U.S. $ 7.0941	JPM Securities
December 5, 2013	8,852	177,040	U.S. $ 7.0001	JPM Securities
December 6, 2013	37,000	740,000	U.S. $ 7.1989	JPM Securities
December 10, 2013	80,904	1,618,080	U.S. $ 7.0601	JPM Securities

During the past sixty days, Pampa Energía has not and, to the knowledge of the Reporting Persons, Diego Salaverri has not, effected any transactions in the Class B Shares or ADSs. Gustavo Mariani, a director of Pampa Energía, effected the following transactions through brokers on the New York Stock Exchange and, to the knowledge of Pampa Energía, has thereby disposed of all of the Class B Shares and ADSs he previously owned:

Date of Transaction	ADSs Sold	Equivalent Number of Class B Shares	Price per ADS (U.S. dollars)	Brokers
December 3, 2013	16,300	326,000	U.S. $ 7.69	Raymond James (Tampa)
December 4, 2013	30,700	614,000	U.S. $ 6.97	Raymond James (Tampa)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2013

PAMPA INVERSIONES S.A.

By: /s/ Ricardo Torres
Name: Ricardo Torres Title: President

PAMPA ENERGIA S.A.

By: /s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Financial Officer